Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of November, 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: November 16, 2006

List of materials

Documents attached hereto:


i) Press release announcing Determination of Final Terms of Stock Acquisition Rights for the Purpose of Granting Stock Options




                                              Sony Corporation
                                              6-7-35 Kitashinagawa, Shinagawa-ku
                                              Tokyo, 141-0001 Japan

                                                               November 16, 2006

            Determination of Final Terms of Stock Acquisition Rights
                  for the Purpose of Granting Stock Options


Sony Corporation (the "Corporation") announced today that the final terms of Stock Acquisition Rights for the purpose of granting stock options, which issues were resolved at the meeting of its Board of Directors held on October 25, 2006, have been determined as set forth below.


I.   The Twelfth Series of Stock Acquisition Rights
___________________________________________________


1. Amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights

         4,756 yen

2. Aggregate amount of the assets to be contributed upon exercise of Stock Acquisition Rights

         5,086,542,000 yen


II.  The Thirteenth Series of Stock Acquisition Rights
______________________________________________________


1. Amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights

         40.05 US dollars

2. Aggregate amount of the assets to be contributed upon exercise of Stock Acquisition Rights

         58,064,490 US dollars

Notes: 1. Date of Ordinary General Meeting of Shareholders
               June 22, 2006

       2. Allotment date of Stock Acquisition Rights
               November 16, 2006

       3. Aggregate number of Stock Acquisition Rights
               The Twelfth Series of Stock Acquisition Rights: 10,695 The Thirteenth Series of Stock Acquisition Rights: 14,498

       4. Payment in exchange for Stock Acquisition Rights
               The Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

       5. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
               The Twelfth Series of Stock Acquisition Rights: 1,069,500 shares of common stock*
               The Thirteenth Series of Stock Acquisition Rights: 1,449,800 shares of common stock*

               *The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares.

       6. Period during which Stock Acquisition Rights may be exercised The Twelfth Series of Stock Acquisition Rights:
               From and including November 16, 2006, up to and including November 15, 2016*
               The Thirteenth Series of Stock Acquisition Rights:
               From and including November 17, 2006, up to and including November 16, 2016*

               *If the last day of such period falls on a holiday of the
                Corporation, the immediately preceding business day shall be the last day of such period.

       7. Conditions for exercise of Stock Acquisition Rights

              (1) No Stock Acquisition Right may be exercised in part.

              (2) In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, the Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation, merger, share exchange (kabushiki-kokan) or share transfer (kabushiki-iten).

       8. Persons to whom Stock Acquisition Rights will be allocated
               The Twelfth Series of Stock Acquisition Rights:
                   Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 591)
               The Thirteenth Series of Stock Acquisition Rights:
                   Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 511)
________________________________________________________________________________